

March 22, 2013

<u>Via Email</u>

Mr. Martial Jean Francois Nicolas
Director
Blue Ocean Resources Pte. Ltd.
8 Murray Street, #01-01
Singapore 079522

> **Re:** **Blue Ocean Resources Pte. Ltd.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed February 25, 2013**
> **File No. 022-28986**

Dear Mr. Nicolas:

We have reviewed your application on Form T-3 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

**General**

1.  Please have each guarantor/obligor identified in this Form T-3 file separate applications on Form T-3. Refer to Interpretation 201.03 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

**Form T-3**

**Item 2. Securities Act exemption applicable, page 3**

2.  You disclose on page 3, that the amended and restated notes will be issued by you in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933. Based on your disclosure in the filing, a fairness hearing has not been held

and a final order approving the scheme has not been issued. Prior to requesting effectiveness, the requirements of Section 3(a)(10) must be satisfied. Once you meet the requirements of Section 3(a)(10), please amend your application for qualification to provide appropriate disclosure that the requirements have been met and file a copy of the final order approving the scheme.

3.      Please include in your disclosure in response to Item 2(b) a brief description of how you will satisfy each of the conditions set forth in Staff Legal Bulletin No. 3A (CF), dated June 18, 2008. Among other matters, please state whether the High Court of the Republic of Singapore is aware that the obligors will rely on the Section 3(a)(10) exemption based on that court's approval of the transaction.

4.      Please revise your reference to "among other things" in the second paragraph under this heading to make clear what else may be considered by the court. Make clear, for example, whether the court will consider statements of your creditors or allow your creditors to appear.

## Item 4. Directors and executive officers, page 5

5.      Please revise your disclosure or confirm that "Saleh" is the full name of the Director of Finance for PT Central Proteinaprima and Commissioner for P.T. Centralpertiwi Bahari.

## Item 5. Principal owners of voting securities, page 8

6.      Please identify the natural person or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities listed under this item.

## Item 8. Analysis of Indenture provisions, page 11

7.      We note the bracketed language in the indenture indicating that you might obtain a Chapter 15 order granting recognition of the Singapore proceeding. Please confirm that the entry of an order under the Bankruptcy Code would not trigger the default provisions of the indenture.

## Form T-1

## Item 16. List of Exhibits

8.      Please amend Exhibit 7 of your filing to include a copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. In this regard, we note that the report filed with your T-1 is as of September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the application to be certain that the application includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of your application, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the application;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the application effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the application; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939.  Please allow adequate time for us to review any amendment prior to the requested effective date of the filings.

Please address questions regarding all comments to be at (202) 551-3258.

Sincerely,

/s/ Corey A. Jennings

Corey A. Jennings
Special Counsel
Office of International Corporate
        Finance

cc:    <u>Via Email</u>
       Ferry Namgyal, General Counsel, Blue Ocean Resources Pte. Ltd.
       Tandip Singh, Premier Law LLC